UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month

December  2004

Commission File Number

0-24096

QUEENSTAKE RESOURCES LTD.

999 18th Street, Suite 2940, Denver, CO 80202

(Address of principal executive office)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F  [X]   Form 40 F  [  ]

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]        No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

Material Change Report for news releases dated December 9, 2004

DESCRIPTION:

Queenstake Resources to Begin Trading on the American Stock Exchange

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                      QUEENSTAKE RESOURCES LTD.

                                        (Registrant)

Date  December 10, 2004

                                         By

“John F. (Jack) Engele” (signed)

                                        (Signature)

John F. (Jack) Engele, Vice President Finance

MATERIAL CHANGE REPORT

Unless otherwise stated, all dollar amounts in this Material Change Report refer to United States dollars.

            1.         Name and Address of the Company

Queenstake Resources Ltd.
999 18th Street, Suite 2940

Denver, Colorado 80202 USA

2.        Date of Material Change

December 10, 2004

3.        News Release

The date and place(s) of issuance of the news release are as follows:

December 9, 2004

The Press Release was released to The Toronto Stock Exchange being the only exchange upon which the shares of the Issuer are listed, and through various other approved public media.

4.        Summary of Material Change(s)

Queenstake Resources Ltd. (the "Company") announces its common shares will begin trading on the American Stock Exchange (the “Amex”) on December 13, 2004.

5.        Full Description of Material Change

Queenstake Resources Ltd. announces that its common shares have been approved for listing on the Amex.  The Company’s common shares are expected to commence trading on the Amex on Monday, December 13, 2004, under the ticker symbol “QEE”.  The Company’s specialist for purposes of trading on Amex will be J. Streicher & Co. L.L.C.

The Company’s shares will continue to trade on the Toronto Stock Exchange under the symbol “QRL”.

The Amex listing approval is contingent upon the Company being in compliance with all applicable Amex standards on the date it begins trading on the Amex, and may be rescinded if the Company is not in compliance with such standards.

6.        Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.        Omitted Information

Not Applicable

8.        Executive Officer

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

John F. (Jack) Engele, Chief Financial Officer
Queenstake Resources Ltd.
999 18th Street, Suite 2940
Denver, CO 80202
PHONE:  (303) 297-1557 (ext. 111)

9.        Date of Report

DATED at Denver, Colorado, this 10th day of December 2004.